CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH THE SYMBOL “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

December 16, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2013

Filed February 26, 2014

Response dated September 11, 2014

File No. 1-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed response of Weight Watchers International, Inc. and all of its subsidiaries (“we,” the “Company” or “WWI”) to the oral comment raised by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on November 24, 2014 between the Staff and PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, and a follow-up call on December 3, 2014 between the Staff and counsel. In responding to the Staff’s comment, we have included the original oral comment, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Comment: Tell us how you considered the standard, ASC 805-20-25-15 Business Combinations – Identifiable Assets, Reacquired Rights: “If the terms of the contract giving rise to a reacquired right are favorable or unfavorable relative to the terms of current market transactions for the same or similar items, the acquirer shall recognize a settlement gain or loss.”

COMPANY RESPONSE:

We confirm that the Company considered the guidance in ASC 805-20-25-15 when assessing whether a franchise acquisition gave rise to a settlement gain or loss, as applicable.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0001

The Company’s acquisition strategy has evolved over time from simply responding to a franchisee’s desire to exit a particular franchise to its current strategy of opportunistically reacquiring territories. In recent years, the Company has sought to enhance the Weight Watchers brand by developing a contiguous and unified network of Weight Watchers meetings throughout the United States and Canada while increasing the Company’s control over such territories and the presentation of the Weight Watchers brand. Expanding this network enables the Company to manage common elements of operations, marketing and oversight centrally in order to deliver the same service, quality, brand image and messaging to consumers. The Company believes this approach enhances the brand beyond the manner in which it was used by the previous franchisees. Furthermore, following the acquisition of a franchise, the Company integrates its operations into a centralized management structure to achieve greater economies of scale, efficiencies and synergies. This integration reduces the overall cost structure of the U.S. business in many areas, including national advertising; information technology and back office systems; management support and infrastructure; supply chain; and employee recruiting, education and training. The Company’s franchise acquisitions in Canada have resulted in similar cost reductions, operational efficiencies and resource leveraging. The combination of increased brand consistency, cost reduction and resource leveraging — and not specific favorable and unfavorable terms of the applicable contracts — drove the evolution of the Company’s franchise acquisition strategy.

Notwithstanding the foregoing, the Company did consider whether the terms of the franchise agreements that were being repurchased were “at market” when accounting for the acquisitions. The Company has not franchised a new territory in the United States or Canada in recent history and has no current plans to do so in the near future. Therefore, when making our assessment under ASC 805-20-25-15, we considered the Company’s historical and current franchise arrangements in the United States, Canada and other jurisdictions and recent renewals and extensions of franchise rights in certain international territories.

Royalty Rate

In the United States and Canada, the Company’s franchise arrangements, whether perpetual or indefinite at the option of the franchisee, require the franchisee to pay a royalty fee of 10% on its meeting fee revenues. With respect to the Company’s franchise arrangements outside of the United States and Canada, the royalty rate also typically is 10% on meeting fee revenues regardless of the nature of the term of the arrangement. [***] In the most recent instances in which the Company negotiated franchise arrangements in English-speaking countries, the royalty rate on meeting fee revenues was 10% regardless of the term of the arrangement. [***] we believe that the above supports our conclusion that the term of the franchise arrangement does not drive the applicable royalty rate payable on meeting fee revenues.

[***] We believe these factors further support our conclusion that 10% is the appropriate market royalty rate.

[***]

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0002

In comparing our 10% royalty rate to publicly disclosed franchise royalty rates of other companies, we would like to note that companies in the learning industry generally charged their franchisees royalty rates in the range of 8% to 10%.

Terms

We are aware that the Staff has raised questions about the indefinite life of the franchise agreements, questioning whether such a term is “off market.” If the term were truly off market then there would be a premium attached to franchise agreements with indefinite lives, as opposed to those with shorter finite lives. In the section above, we demonstrated that the same royalty rate was charged, whether or not the term was indefinite. If we had viewed the indefinite life as an off market term with a premium attached to it, then we would not have agreed to the same 10% royalty rate on meeting fee revenues when entering into the above-referenced extensions and new arrangement for finite lived franchises. However, we did agree to the same royalty rate for those finite lived franchises. We also performed a quantitative assessment of the sensitivity of the significant terms of the agreements (i.e., the royalty rates and duration of the agreements) acquired by the Company in 2012 and 2013. This assessment indicated that a reasonable change in either of such terms would not have yielded a material difference in the value of those acquired franchises when assessed individually or in the aggregate.

Purchase Price

When evaluating the applicable purchase price for a franchise, the Company considered the strategic factors discussed above, the Company’s capital structure, and consistency with multiples paid in prior acquisitions. The term of the franchise right being acquired was not a factor in the analysis and did not yield a premium. Even were there an invisible premium for the 2013 franchise acquisitions, for argument’s sake, it would have needed to exceed approximately $17 million on an aggregate $83.6 million purchase price for it to be potentially material. Five percent of our pre-tax income for that year was approximately $17 million. We believe that an imputed premium of that amount is implausible.

Conclusion

In conclusion, the Company did consider ASC 805-20-25-15 when assessing the accounting for its franchise acquisitions and determined that the relevant terms of the franchise agreements were consistent with current market transactions. Therefore, we did not recognize any settlement gain or loss.

We have reviewed this issue with our Audit Committee. In addition, as you know, we have been working closely with PwC in reviewing the literature and the facts underlying this comment. This work has given us additional comfort that the terms of the applicable franchise agreements were not off market and, even if they had been, any associated premium would not have been material to our financial statements. As such, we believe the Staff should not object to our accounting under ASC 805-20-25-15.

*************************

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0003

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comment. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Michael F. Colosi, WWI General Counsel and Secretary

Cody Smith, PwC National Office Partner

Michael Nelson, PwC Engagement Partner

Brian Lane, Gibson, Dunn & Crutcher LLP

Marsha Johnson Evans, Chair of WWI Audit Committee

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0004

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